Exhibit 99.1

Norzinc Provides Results for Second Quarter 2019

NZC-TSX
NORZF-OTCQB

VANCOUVER, Aug. 13, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) (the "Company" or "NorZinc") reports its interim financial results and development activities for the second quarter ended June 30, 2019. ("Q2 2019"). (All amounts are in Canadian dollars unless otherwise stated. M = million).

Q2 2019 Results & Recent Highlights

  Financial and Corporate
    Hired Prairie Creek Project Manager (Apr)
    Engaged Cliveden Trading AG to provide concentrate marketing support (Apr)
    Mr. Warwick appointed as Chair of the Board (Jun)
    Ms. Brown joins the Board of Directors (Jun)
    Boliden concentrate marketing agreement extended to June 2022 (Jun)
    New financial advisor being sought (Jun)
    Study underway for possible mine enhancement (Jun)
    Cash at June 30, 2019 - $4.3 million (Jun)
    Loss for Q2 2019 - $3.2 million (Jun)
  Prairie Creek - Permitting and Indigenous Groups
    ASR technical session held (May)
    Site opened in May and refurbishment of mobile equipment started (May)
    ASR Information Requests issued and responses submitted (Jun/Jul)
    Draft ASR permits distributed by MVLWB (Aug)

Summary

The Company's activities are primarily focussed on the completion of permitting and ultimate development of the Prairie Creek zinc-lead-silver mine in the Canada's Northwest Territories. The Prairie Creek Mine previously received operating permits in 2013 based upon a winter road access to the mine, but recent development planning has been based on all season access to the mine.  The Company is in the latter stages of the permitting process for the All Season Road ("ASR") with the current timeline indicating permit receipt in early Q4 2019 based on the schedule provided by the regulators.

During the second quarter, the Company has made significant advances towards the successful development of the Prairie Creek Mine.

  In April, after an extensive search, the Company announced the hiring of its Project Manager for the development of the Prairie Creek Mine and anticipates hiring additional key development personnel throughout 2019.
  In May, the Company announced coming changes to its board of directors. These were adopted in June and will prepare the Company for its next phase of development.
  In June, the Company responded to a number of Information Requests dealing with the ASR.
  In June, the Company and Boliden extended the current MOU to June 30, 2022.
  In August, draft ASR permits were issued by Mackenzie Valley Land and Water Board for comment. Parks Canada has indicated draft ASR permits will be issued shortly. The final permits are expected in early Q4 2019.
  Since January, the Company has undertaken a number of initiatives to advance the financing of the development of the Prairie Creek Mine and contemplates making various announcements during 2019 as these processes develop.

The All Season Road

Regulatory Approval

The Environmental Assessment ("EA") of the ASR was completed in 2018. With the Company's submission of the requested Post-EA Information Package in February 2019, subsequently deemed complete in March 2019, the ASR permit has now entered the final permitting stage jointly with the Mackenzie Valley Land and Water Board ("MVLWB") and Parks Canada. Comments from reviewers on the Post-EA Information Package were received April 25, 2019.

On May 15, 2019, the Company provided written responses to all the comments and in early June participated in a three-day Technical Session with the reviewers in Yellowknife to discuss the comments. Subsequent to the Technical Session, 11 Information Requests ("IRs") were issued to NorZinc and two to other participants. The Company issued responses to the IRs.

The MVLWB draft All Season Road permits have been made available to government agencies and other reviewers for review and comments. Parks Canada has indicated distribution of their draft ASR permits will occur shortly. Comments from reviewers are due on August 29, 2019 and responses from the Company are due September 5, 2019.

The draft permits confirm reclamation security deposits will be due in two phases, phase 1 being the construction and operation of a winter road to transport equipment and materials to the Prairie Creek site and phase 2 being the construction of the ASR. The draft ASR permits also confirm the use of a hoverbarge to allow crossing of the Liard River and minor road realignments will not require an environmental assessment.

Following the Company's responses, the MVLWB has indicated a six-week period to finalize and issue the ASR permits and, based on the draft schedule provided by the MVLWB, which the Company has been informed Parks Canada is also endeavouring to follow, the final ASR permits will be received in early Q4 2019. The permits will incorporate the recommended mitigation measures included in the EA Report and will require reclamation security deposits yet to be confirmed and not included in the 2017 Feasibility Study.

The construction schedule of the ASR requires an initial Phase 1 winter road be established in order to gain initial access to the project site and, at the same time, provide required geotechnical data to finalize the ASR route design. Due to local terrain challenges, small sections of the Phase 1 road would be constructed using non-typical methods of winter roads. The ASR will follow the general alignment of the previously permitted winter road, while reflecting the terrain, site characteristics, and road specifications suitable and preferred for an all season road.

Indigenous Agreements

NorZinc has Impact Benefit Agreements with Nah?a Dehé Dene Band ("NDDB") of Nahanni Butte and Łíídlįį Kų́ę́ First Nation ("LKFN"). Recognizing the ASR may have additional potential impacts and effects on both groups as compared to a winter-only road, the Company initiated additional consultation discussions and negotiations with both groups involving supplemental agreements. As a result of the negotiations, in January 2019, the Company signed a Traditional Land Use Agreement ("TLUA") with the NDDB for the construction and operation of the ASR. The Company is also finalizing negotiations for a Road Benefit Agreement ("RBA") with the LKFN. As part of the EA Report engagement, the NDDB and LKFN entered into an agreement with the Company which provides for the negotiation of an Environmental Management Agreement ("EMA"). The EMA is intended to be a formal mechanism, tested in other projects, to provide for Indigenous participation in environmental management, and to ensure that the mitigative measures and environmental protection commitments in the EA Report are appropriately implemented. It will also involve Dene participation in the environmental management of the ASR, a cornerstone of which is a Dene-led independent monitoring program. The EMA will also provide for Dene communities' review, participation and oversight of environmental monitoring of the ASR during permitting, design, construction, operation and closure phases, and the implementation of the mitigation measures contained in the EA Report.

The Company is also discussing various specific collaborative agreements with individual indigenous groups for the development of the Prairie Creek Mine as well as potential joint venture collaboration between indigenous groups. These agreements will provide short term and long term benefits to the communities, and assurance that the Prairie Creek Mine has strong local indigenous support throughout its construction, operation and reclamation.

These aforementioned agreements provide assurance the Prairie Creek Mine has strong local indigenous support as the ASR moves through the final stage of permitting.

Prairie Creek Mine

Site work at Prairie Creek began in May 2019. In addition to typical maintenance and ongoing environmental management, the 2019 site program will focus on preparing for 2020 activities, including Phase 1 road construction in Q1 2020 followed by site refurbishment in the summer of 2020. The 2019 work includes refurbishing existing onsite mobile equipment, preparing a laydown area for future camp modules, commissioning the sewage treatment plant and refurbishing the administration building. The Company is also continuing construction optimization studies.

The Company is planning that the main site construction will be completed in 2021 and 2022. This will include installation of a dense media separation circuit, new backfill plant, electrical facilities, flotation circuits, as well as underground development to access high grade ore for the initial years of operation. Most underground development for the current 15-year mine life is planned to be completed between 2021 and 2024.

Financing Initiatives

The Company continues to assess various options for financing the development of Prairie Creek, these include alternative project financing, discussions with strategic investors, governmental supported funding, leases and other financing mechanisms. The Company has since mid-2018 broadened its assessment of financing opportunities, including working with the Indigenous communities and various levels of government to source financing that could support the ASR construction which entirely traverses Dene traditional territory.

To conform with a two-phase development of the Prairie Creek Project, the Company is planning to finance the project in two stages – using equity or other forms of non-equity financing (such as a small silver stream) to finance Phase 1; and using more conventional bank debt or hybrid financing for Phase 2. This financing plan will also ensure the best matching of risk and reward between different sources of financing.

With this new focus for 2019, NorZinc has terminated its financial advisory arrangement with HCF International Advisers who had been retained since late 2016, primarily to facilitate the raising of project debt financing. The Company is, however, in ongoing discussions with other financial advisors, who the Company expects will have a broader and more relevant scope.

The market for project lending is currently reasonably strong, however, equity markets for junior base metal companies are currently at recent historic lows.

Concentrate Marketing

The Company has retained Cliveden Trading AG to advise on current and future market conditions for zinc and lead concentrates. NorZinc has signed non-binding Memorandum of Understanding ("MOU") with each of Korea Zinc Company ("Korea Zinc") and Boliden Commercial AB ("Boliden") for the sale of the Company's planned zinc concentrate production (and with Korea Zinc for planned lead concentrate production) confirming the marketability of both concentrates. The planned zinc concentrate production will contain, to varying degrees, relatively high levels of mercury. Since signing the MOUs almost three years ago, more concentrates with elevated levels of mercury are being produced and processed, laws around the world for mercury production continue to change, and technology regarding the safe removal of mercury has improved. The Boliden MOU expiring on December 31, 2018, previously extended to June 30, 2019 has been extended to June 30, 2022.

Corporate Matters

The Company, in May 2019, added Scott Fulton as Prairie Creek Project Manager. Alan Taylor, COO and VP Exploration of NorZinc, retired effective July 31, 2019 and will continue until January 31, 2020 as a consultant to the Company, assisting with the transition to construction. As a result of the Annual General Meeting of the Company in June 2019, Ms. Shelley Brown (former director of Deloitte LLP and senior auditor partner, Deloitte Vancouver) was appointed as a director. A number of other changes in the Board of Directors resulted with Mr. John Warwick taking the Board Chair position; the addition of Ms. Anita Perry (formerly VP Communications & External Affairs at BP Canada) as Chair of the Health, Safety and Environment Committee; and Ms. Shelley as Chair of the Audit Committee. Mr. John Kearney, former Board Chair, did not stand for re-election. The Company gratefully acknowledges Mr. Kearney's 18 years of tireless service and dedication to the Prairie Creek Project.

Review of Financial Results

For the three and six months ended June 30, 2019, the Company reported a net loss and comprehensive loss of $3,255,000 and $5,856,000 respectively, compared to a net loss and comprehensive loss of $2,635,000 and $4,466,000 respectively for the three and six months ended June 30, 2018.

At June 30, 2019, the Company had a positive working capital balance of $2,910,000 which included cash and cash equivalents of $4,258,000 and short-term investments of $44,000. At December 31, 2018, the Company had cash and cash equivalents of $9,253,000, short-term investments of $32,000 and a positive working capital balance of $8,327,000.

Outlook and Factors Affecting Performance

NorZinc's focus for 2019 is to continue the development of the Prairie Creek Project and advance the Prairie Creek Mine towards production.

At June 30, 2019, the Company had cash and cash equivalents and short-term investments totaling $4.3 million and a working capital balance of $2.9 million. The long-term price outlook for zinc and lead remains positive. Supported by the robust economics indicated by the 2017 FS, NorZinc will continue to pursue all alternatives for raising the senior financing necessary to complete the development and construction of the Prairie Creek Mine.

At the Prairie Creek Mine Site, further de-risking programs are planned in 2019 and include detailed engineering and design of the mine facilities, assessment of, and proposals for, rehabilitation of certain site facilities in anticipation of construction, including site cranes, accommodation, the mill roof and some electrical facilities. The Company will be considering refurbishment of some of those items in the 2019 summer season, prior to main construction activities planned for 2020.

On the permitting and environmental side, the Company received a positive recommendation of the EA Report by the Responsible Ministers in October 2018 and has now moved from the EA process to the permitting phase for the issue of the land use permits for the ASR by the MVLWB & Parks Canada. The regulatory phase is expected, based on the schedule provided by the regulators, to be completed early in the fourth quarter of 2019.

The Company concluded an important TLUA agreement with NDDB and is negotiating the RBA agreement with LKFN, all the while continuing engagement with both Indigenous groups on the implementation of various mitigation measures recommended by the Review Board in the EA Report of the ASR to seek agreement on the incorporation of Dene traditional knowledge and the inclusion of both Indigenous groups in environmental monitoring.

The Company is assessing various options for financing the development of Prairie Creek, these include alternative project financing, discussions with strategic investors, governmental supported funding, leases and other financing mechanisms.

About NorZinc

NorZinc is a TSX-listed mine development Company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

This news release should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2019 and the related management's discussion and analysis, which are available on the Company's website at www.norzinc.com, under the "Financials" section, or under the Company's profile on SEDAR at www.sedar.com.

Cautionary Statement – Forward-Looking Information

This press release contains forward-looking information, including, among other things, expectations regarding road construction requirements and timing, the permitting process, timing of commencement of operations on the Prairie Creek Mine and related matters, life of mine of the Prairie Creek Mine, the Company's plans regarding completing a Preliminary Economic Analysis, and potential financings.  This forward-looking information is based on, among other things, management's expectations with respect to the issue of permits, the size and quality of mineral resources, future trends for the Company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, capital market conditions, and the financial results of the Company. Actual results may vary from the forward-looking information.  Material risk factors that could cause actual results to differ materially from the forward-looking information include risks that the assumptions and factors on which the forward-looking information is based differ from expectations, as well as all of the risk factors described in the Company's most recent Form 40- F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any intention or obligation to update or revise any forward-looking information, except as required by applicable law. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree: 1-866-688-2001; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com; E-mail: invest@norzinc.com; Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 07:30e 13-AUG-19